China Internet Nationwide Financial Services Inc. to Present at the

Sidoti & Company Fall 2018 Investor Conference on September 27th in NYC

BEIJING, September 18, 2018 — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services and FinTech company, today announced that its management team will present at the Sidoti & Company Fall 2018 Investor Conference on September 27th at 8:35am ET, at the Grand Hyatt Hotel in New York City.

The presentation will not be webcast; however, investors will be able to download the most recent investor presentation via the Investor Relations section of CIFS’ website, www.cifsp.com. Additionally, management will host one-on-one meetings with investors throughout the day.

For additional information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014, China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) commenced its business by providing financial advisory services to small and medium size companies (“SMEs”). The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. In late 2017, the Company made a strategic decision to transition into a FinTech company by providing clients with creative financial services, FinTech products and industry solutions leveraging big data and AI, aiming to help clients to reduce financing costs, lower financing risks and improve operating efficiency. Currently its FinTech business includes three segments: Supply Chain Financing, Big Data Analysis & AI Reports, and Intelligent Investment Research. For more information, please visit its website www.cifsp.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.